The business integration described in this press release involves securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

September 7, 2016

Company: Idemitsu Kosan Co., Ltd.
Representative Director & Chief Executive Officer: Takashi Tsukioka
(Company Code: 5019, TSE 1st Section)
Contact person:
Koji Tokumitsu, General Manager, Investor Relations Office, Treasury Department
(Tel: +81-3-3213-9307)

Announcement Regarding the Acquisition Schedule of Showa Shell Sekiyu K.K. Shares (33.3% of the voting rights) from Royal Dutch Shell plc

Idemitsu Kosan Co., Ltd. (3-1-1 Marunouchi, Chiyoda-ku, Tokyo: CEO, Representative Director, Takashi Tsukioka) (“Idemitsu”), as announced in the press release “Announcement Regarding Acquisition of Showa Shell Sekiyu K.K. Shares (33.3% of the voting rights) from Royal Dutch Shell plc” on July 30, 2015, has entered into a Share Purchase Agreement for Idemitsu to acquire 125,261,200 Showa Shell Sekiyu K.K. (Daiba 2-3-2, Minato-ku, Tokyo: Group CEO, Representative Director, Tsuyoshi Kameoka) (“Showa Shell”) shares (33.3% of the voting rights) from subsidiary companies of Royal Dutch Shell plc (the “Share Acquisition”).

The effective date for the Share Acquisition needed to be changed again, considering the time needed to complete further procedures as the Japan Fair Trade Commission’s review of the business combination, as announced in the press release “Announcement Regarding the Schedule of Business Integration with Showa Shell Sekiyu K.K. and Acquisition Schedule of Showa Shell Sekiyu K.K. Shares (33.3% of the voting rights) from Royal Dutch Shell plc” on June 17, 2016, upon which the Share Acquisition is conditioned, remains ongoing.  Therefore, we are making an announcement as stated below.

The schedule of the business integration with Showa Shell continues to be planned on April 1, 2017, and there is no modification to that date.

1. Reasons for Changing the Acquisition Schedule
Upon reviewing the current progress of the Japan Fair Trade Commission’s review of the business combination and considering the time needed to complete further procedures, the Share Acquisition schedule is amended as stated in 3 below.  The Share Acquisition is contingent upon the completion of the Japan Fair Trade Commission’s review of the business combination, etc.  Please note that all reviews in other jurisdictions (overseas) where review of the business combination is required have been completed.

2. Status of Discussion with Persons Concerned with the Share Acquisition
As announced in the press release “Opinion and correspondence regarding documents published by our major shareholders” on August 15, 2016, the completion of our acquisition of Showa Shell shares from Royal Dutch Shell group is an important step toward our business integration with Showa Shell; thus, we are continuously discussing with the relevant authorities and persons affiliated with Royal Dutch Shell plc in order to complete the acquisition in accordance with relevant laws and regulations.

3. Schedule for the Share Acquisition

	Before the amendment	After the amendment
Date of share transfer	September, 2016 (planned)	October-November, 2016 (planned)
Note: The above information includes “forward-looking statements” that reflect the plans and expectations of Idemitsu Kosan Co., Ltd. (“Idemitsu”) and Showa Shell Sekiyu K.K. (“Showa Shell”) in relation to, and the benefits resulting from, their business integration described above. To the extent that these statements do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Idemitsu and Showa Shell in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. In particular, the date of the share transfer is subject to change for reasons such as the status of the Japan Fair Trade Commission’s review of the Share Acquisition. The effective date of the business integration is subject to change upon discussion with Showa Shell, if necessary, for certain reasons such as changes in the share transfer date or delays in the progress of post-merger integration preparations required for a smooth start of operations on Day 1. Idemitsu and Showa Shell undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Idemitsu or Showa Shell in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.